                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. ___ )*




                         SHOREWOOD PACKAGING CORPORATION
                         -------------------------------
                                (Name of Issuer)

                          Common Stock $.01 Par Value
                          ---------------------------
                         (Title of Class of Securities)


                                    825229107
                                    ---------

                                 (CUSIP Number)

               Eric T. McKissack., Ariel Capital Management, Inc.
  307 North Michigan Avenue, Suite 500, Chicago, IL 60601 Tel. # (312) 726-0140
  -----------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                November 26, 1999
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-----------------------------------                 ----------------------------
       CUSIP No. 825229107                                PAGE  2 OF 7 PAGES
                                                               ---   --
-----------------------------------                 ----------------------------

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    ARIEL CAPITAL MANAGEMENT       JOHN W. ROGERS, JR.*
                    IRS ID # 36-3219058

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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) / /
                                                                      (b) /X/

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    3      SEC USE ONLY

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    4      SOURCE OF FUNDS*
            N/A

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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                              / / N/A

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    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                    Illinois Corporation

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       NUMBER OF           7    SOLE VOTING POWER
         SHARES
      BENEFICIALLY                       4,106,264**
        OWNED BY
          EACH
       REPORTING
         PERSON
          WITH
                         -------------------------------------------------------
                           8  SHARED VOTING POWER

                                       Ariel 0               Rogers - 0
                         -------------------------------------------------------
                           9  SOLE DISPOSITIVE POWER

                                       Ariel 4,106,264**     Rogers - 0
                         -------------------------------------------------------
                           10 SHARED DISPOSITIVE POWER

                                        Ariel 0              Rogers - 0
--------------------------------------------------------------------------------
11                            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                              REPORTING PERSON

                                       Ariel 4,106,264**     Rogers - 0
--------------------------------------------------------------------------------
12                            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                              EXCLUDES CERTAIN SHARES*  / /

                              Not Applicable
--------------------------------------------------------------------------------
13                            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                       14.9%
--------------------------------------------------------------------------------
14                            TYPE OF REPORTING PERSON *

                                       Ariel - IA            Rogers - HC

--------------------------------------------------------------------------------
*This report is being made on behalf of John W. Rogers, Jr., President and principal shareholder of Ariel Capital Management, Inc., who may be deemed to have beneficial ownership of the securities of the issuer. Mr. Rogers disclaims beneficial ownership of shares held by Ariel Capital Management, Inc.

**A report on Schedule 13G is being filed substantially simultaneous herewith relating to an additional 919,473 shares of Shorewood Common Stock owned by Ariel's clients but not part of the purchase agreement described herein.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                                                     ___________________________
                                                                 P. 2

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                                                                   [Page 3 of 7]
ITEM 1.  SECURITY AND ISSUER.

         This statement on Schedule 13D (this "Statement" or the "Schedule 13D") relates to the common stock, par value $0.01 per share (the "Common Stock") of Shorewood Packaging Corporation, a Delaware corporation (the "Issuer" or "Shorewood"). The principal executive offices of the Issuer are located at 277 Park Avenue, New York, New York 10172.


ITEM 2.  IDENTITY AND BACKGROUND.

          (a)-(c) This Statement is being filed by Ariel Capital Management, Inc., an Illinois corporation ("Ariel" or the "Reporting Person"). Ariel is located in Chicago, Illinois and is primarily engaged in providing investment advisory services for its clients. The address of the Reporting Persons' principal business and principal office is 307 North Michigan Avenue, Suite 500, Chicago, IL 60601.

         The name, address and present principal occupation of each of the directors and executive officers of the Reporting Person are set forth in Appendix A which is attached hereto.

         (d) During the last five years, neither the Reporting Person nor, to the best of the Reporting Person's knowledge, any of the directors or executive officers of the Reporting Persons, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, neither the Reporting Persons nor, to the best of the Reporting Person's knowledge, any of the directors or executive officers of the Reporting Person, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Each director and executive officer of the Reporting Person is a citizen of the United States.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Not applicable.


ITEM 4.  PURPOSE OF TRANSACTION.


         On November 26, 1999, Chesapeake and Ariel entered into a stock purchase agreement (the "Purchase Agreement"), pursuant to which Ariel agreed to use its best efforts as investment advisor to exercise its discretionary authority to cause Ariel's clients to sell to Chesapeake an aggregate amount of shares (the "Purchased Shares"), representing approximately 14.9% of the

                                                                   [Page 4 of 7]
Company's outstanding Shares (which the parties have agreed equals 4,106,264 shares), at a purchase price of $17.25 per share. The sale of the Purchased Shares was consummated on February 25, 2000.

         This Schedule 13D is being filed solely with respect to the Purchased Shares.

         Ariel's sole purpose for entering into the Purchase Agreement was a private sale of the Purchased Shares at a market premium. In executing the Purchase Agreement, Ariel acted as investment adviser for its clients, and not with the purpose of changing or influencing the control of the Shorewood. However, pursuant to certain provisions of the Purchase Agreement (as described in Section 6 below) and solely with respect to the Purchased Shares, Ariel could be deemed to have entered into a "group" for purposes of Section 13(d) of the Securities Act of 1933, as amended (the "Securities Act"). Notwithstanding the foregoing, Ariel expressly disclaims that it is a member of any group under
Section 13(d) of the Act, with Chesapeake or any other party, and further disclaims any intent to (or effect of) change or influence the control of the issuer.

         In addition, Ariel had no pecuniary interests in the consummation of the transactions contemplated by the Purchase Agreement. In addition to the Purchased Shares, Ariel's clients hold an additional 919,473 shares of Common Stock. Following the filing of this Schedule 13D, Ariel intends to promptly file a final Schedule 13G reporting its beneficial ownership of the remaining 919,473 shares of Common Stock held by Ariel's clients (which is less than five percent of the issued and outstanding Common Stock).

         On December 3, 1999, Chesapeake and Sheffield Inc, a wholly-owned subsidiary of Chesapeake (collectively "Purchaser") filed a tender offer statement on Schedule 14D-1 (the "Schedule 14D-1") relating to the offer by Purchaser to purchase all outstanding shares of Common Stock, including the associated rights to purchase preferred stock, of Shorewood, not directly or indirectly owned by Chesapeake and its subsidiaries, for a purchase price of $17.25 per share, net to the seller in cash. Ariel was not consulted by Purchaser with respect to the tender offer, and did not in any manner participate in any of the discussions between Shorewood and Purchaser prior to or after the commencement of such offer.

         No proxy or consent solicitation was made by Chesapeake. On February 18, 2000, Purchaser's tender offer for the Common Stock of Shorewood expired in accordance with its terms. The sale of the Purchased Shares was consummated on February 25, 2000.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The aggregate number and percentage of Shares to which this Statement relates is 4,106,264 Shares, representing 14.9% of the 27,367,000 shares of Common Stock outstanding as reported by the Issuer on December 1, 1999 in the Issuer's Quarterly Report on Form 10-Q. In addition, Ariel's clients own an additional 948,054 shares of Common Stock, which are not subject to the terms of the Purchase Agreement and which continue to be held by Ariel's clients as passive investors without the intent or effect of influencing the control of Shorewood. All such shares were purchased in an open market transactions.

                                                                   [Page 5 of 7]
         (b) As of the date of this filing, Ariel has the discretionary power to direct the vote and the disposition of all shares of Common Stock owned by its clients.

         (c) A description of all transactions in the Shares, described in Item 4 and this Item 5, which transactions were effected by Ariel on behalf of its clients during the past 60 days is set forth on Ariel's Schedule 13G filed on January 8, 2000 (Amendment No. 16) and Schedule 13G filed February 9, 2000 (Amendment No. 17).

         (d) Ariel does not own the Purchased Shares, and acts as an investment adviser for its clients. Accordingly, Ariel's clients will receive the proceeds of the sale contemplated by the Purchase Agreement.

         (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Ariel intends to consummate the transactions contemplated by the Purchase Agreement as soon as possible. The Purchase Agreement is conditioned on the satisfaction of the requirements of the HSR Act and that the transaction not be subject to any adverse litigation or governmental proceeding.

         If, on the proposed closing date ("Closing"), Chesapeake's proposed purchase of the Purchased Shares would not then be permitted under Rule 10b-13 promulgated under the Exchange Act (because Chesapeake has commenced a public tender offer for Shares that has not terminated or expired as of that date), the Closing date will be postponed as necessary to permit closing in compliance with such Rule.

         The Purchase Agreement provides that if, prior to Closing, Chesapeake or any of its affiliates commences a public tender offer for shares of the Issuer at a purchase price that equals or exceeds $17.25 per Share, then Ariel has agreed to use its best efforts as investment adviser to exercise its discretionary authority to cause Ariel's clients to: (i) tender the Purchased Shares in such tender offer; and (ii) execute proxies or written consents in the form solicited by Chesapeake or any of its affiliates in any proxy or written consent solicitation commenced in connection with such tender offer. Ariel was never asked to execute proxies or written consents by Chesapeake since no such solicitation was commenced.

         If, within one year following the Closing date, Chesapeake, directly or indirectly, acquires a majority of the outstanding shares of the Issuer pursuant to a tender offer, merger, consolidation, business combination or other similar transaction, then Chesapeake will pay each Ariel client 100% of the excess, if any, of the per share consideration paid by Chesapeake in such transaction over $17.25, multiplied by the number of Shares purchased by Chesapeake from such Ariel client pursuant to the Purchase Agreement. If, within one year following the Closing date, any third party not affiliated with either Chesapeake or Ariel, directly or indirectly, acquires a majority of the outstanding shares of the Issuer pursuant to a tender offer, merger,

                                                                   [Page 6 of 7]
consolidation, business combination or other similar transaction, then Chesapeake will pay each Ariel client the sum of (i) 100% of the excess, if any, of the highest per share consideration offered by Chesapeake in any public tender offer for shares (the "Highest Chesapeake Price") over $17.25 per share, plus (ii) 50% of the excess, if any, of the per Share consideration paid by such third party over the Highest Chesapeake Price, multiplied by the number of shares purchased by Chesapeake from such Ariel client pursuant to the Purchase Agreement.

         If, prior to the Closing, Chesapeake's purchase of 4,106,264 shares would result in Chesapeake becoming (i) an "Acquiring Person" as defined in the Rights Agreement of the Issuer, dated as of June 12, 1995, (the "Rights Agreement"), or (ii) an "interested stockholder" within the meaning of Section 203 of the Delaware General Corporation Law ("Section 203"), the number of shares to be purchased under the Purchase Agreement shall be reduced to one Share less than the number of Shares that, if purchased, would cause the Buyer to be deemed (A) an "Acquiring Person" as defined in the Rights Agreement, or
(B) an "interested stockholder" within the meaning of Section 203.

         If prior to the Closing, a Distribution Date shall have occurred within the meaning of the Rights Agreement, Ariel's clients will sell to Chesapeake all of the Rights associated with the Purchased Shares.

         The foregoing description is qualified by and subject to the terms of the Purchase Agreement. A copy of the Purchase Agreement is attached hereto as
Exhibit 1 and is incorporated herein by reference.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Stock Purchase Agreement, dated November 26, 1999, between Chesapeake Corporation and Ariel Capital Management, Inc.

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                                                                   [Page 7 of 7]
                                   SIGNATURE.

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



                                  ARIEL CAPITAL MANAGEMENT, INC.

                                  By:   /s/ Eric T. McKissack
                                        ---------------------
                                        Eric T. McKissack
                                        Co-Chief Investment Officer and
                                        Senior Vice President



                                  /s/   JOHN W. ROGERS, JR.*
                                  --------------------------
                                        JOHN W. ROGERS, JR.


                                  *By: /s/ Eric T. McKissack
                                       ---------------------
                                       Eric T. McKissack

Dated: February 28, 2000

--------------------

* Eric T. McKissack signs this Schedule 13D on behalf of John W. Rogers, Jr. pursuant to the power of attorney attached as Exhibit 1 to the Schedule 13G filed with the Securities and Exchange Commission on or about January 10, 1994, on behalf of Ariel Capital Management, Inc. and John W. Rogers, Jr. with respect to Oshkosh B'Gosh, Incorporated, which said power of attorney is hereby incorporated by reference.

                                   APPENDIX A

       DIRECTORS AND EXECUTIVE OFFICERS OF ARIEL CAPITAL MANAGEMENT, INC.



Officer/Director                        Address                               Position
----------------                        -------                               --------
James W. Atkinson                       Ariel Capital Management              Executive Vice President and Chief
                                        307 North Michigan Avenue             Financial Officer of Ariel Capital
                                        Suite 500                             Management
                                        Chicago, IL  60601

James E. Bowman, Jr., M.D.              University of Illinois                Director.  Professor Emeritus for the
                                        Chicago, IL  60637                    Departments of Pathology and Medicine
                                                                              at the University of Chicago

Mellody L. Hobson                       Ariel Capital Management              Senior Vice President, Director of
                                        307 North Michigan Avenue             Marketing of Ariel Capital Management
                                        Suite 500
                                        Chicago, IL  60601

Merrillyn J. Kosier                     Ariel Capital Management              Senior Vice President/Director of
                                        307 North Michigan Avenue             Mutual Fund Marketing of Directors of
                                        Suite 500                             Ariel Capital Management
                                        Chicago, IL  60601
Franklin Morton                         Ariel Capital Management              Senior Vice President and Director of
                                        307 North Michigan Avenue             Research of Ariel Capital Management
                                        Suite 500
                                        Chicago, IL  60601
Eric T. McKissack                       Ariel Capital Management              Chairman and Co-Chief Investment
                                        307 North Michigan Avenue             Officer of Ariel Capital Management
                                        Suite 500
                                        Chicago, IL  60601

Henry B. Pearsall                       c/o Ariel Funds                       Director.  Former Chairman of the
                                        307 North Michigan Avenue             Board of Sanford Corporation.  Member
                                        Suite 500                             of Board of Directors of First
                                        Chicago, IL 60601                     Colonial Bankshares Corporation,
                                                                              Avenue Bank of Oak Park, First
                                                                              Colonial Trust Company and Swing
                                                                              -N-Slide

Anna Perez                              c/o Ariel Funds                       Director.  General Manager of



Officer/Director                        Address                               Position
----------------                        -------                               --------
                                        307 North Michigan Avenue             Corporation Communications and
                                        Suite 500                             Programs, Chevron Corporation
                                        Chicago, IL 60601

John W. Rogers, Jr.                     Ariel Funds                           President, Treasurer and Chairman of
                                        307 North Michigan Avenue             the Board of Directors of Ariel
                                        Suite 500                             Capital Management
                                        Chicago, IL  60601

Roger P. Schmitt                        Ariel Capital Management              Vice President/Chief Information
                                        307 North Michigan Avenue             Officer, Assistant Secretary, and
                                        Suite 500                             Assistant Treasurer of Ariel Capital
                                        Chicago, IL  60601                    Management

Robert I. Solomon                       5215 Old Orchard Boulevard            Director; Vice President, Marketing,
                                        Skokie, IL  60079                     of Silliker Laboratories.
Peter Q. Thompson                       Ariel Capital Management              Senior Vice President/Director of
                                        307 North Michigan Avenue             Institutional Marketing and Client
                                        Suite 500                             Services of Ariel Capital Management
                                        Chicago, IL  60601
Roxanne Ward                            Ariel Capital Management              Vice President and Secretary of Ariel
                                        307 North Michigan Avenue             Capital Management
                                        Suite 500
                                        Chicago, IL  60601

Paula Wolff                             4920 South Greenwood                  Director.  President of Governors
                                        Chicago, IL  60615                    State University.